Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aurora Cannabis Inc.

We consent to the use of:

•our report dated September 20, 2022 on the consolidated financial statements of Aurora Cannabis Inc. (the “Entity”) which comprise the consolidated statements of financial position as of June 30, 2022 and June 30, 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes (collectively the “consolidated financial statements”), and

•our report dated September 20, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of June 30, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended June 30, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-254096) on Form F-10/A of the Entity.

Yours truly,

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
September 20, 2022